Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Caution Regarding Forward-Looking Statements
The following is a discussion of the financial condition and financial performance of TELUS International (Cda) Inc. (the Company or TELUS Digital) for the three months ended March 31, 2025 and is dated May 9, 2025. This discussion and analysis of our financial condition and financial performance should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the related notes thereto for the three months ended March 31, 2025 and the audited annual consolidated financial statements and the related notes thereto for the year ended December 31, 2024 and the risk factors identified under “Item 3D—Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (Annual Report) filed with the SEC at www.sec.gov/edgar.shtml and on SEDAR+ at www.sedarplus.ca, as such risk factors are updated herein. This discussion is presented in U.S. dollars, except where otherwise indicated and based on financial information prepared in accordance with generally accepted accounting principles (GAAP). The GAAP that we use are the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS® Accounting Standards), which might differ in material respects from accounting principles generally accepted in other jurisdictions, including the United States.
Information contained in this discussion, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. By their nature, forward-looking statements are subject to risks and uncertainties and are based on assumptions, including assumptions about future economic conditions, events and courses of action, many of which we do not control. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. You should review the section at the end of this discussion entitled “Special Note Regarding Forward-Looking Statements,” and the risk factors identified under “Item 3D—Risk Factors” in our Annual Report for a discussion of important factors that could cause actual results to differ materially from the results projected, described in or implied by the forward-looking statements contained in the following discussion. In our discussion, we also use certain non-GAAP financial measures and non-GAAP ratios to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with the most directly comparable GAAP measures in the “Non-GAAP Financial Measures and Non-GAAP Ratios” section below.
Overview of the Business
TELUS Digital provides digitally enabled customer experience solutions and creates future-focused digital transformations that can withstand disruption and deliver value for our clients. Our end-to-end capabilities address multiple client needs, including digital customer experience management and the digital transformation of IT and customer experience systems, as well as new and emerging client needs, such as digital trust, safety and security, AI data services and generative AI solutions in customer experience. We were established in 2005 under the ownership of TELUS, who remains our controlling shareholder.
Over the years, we have grown through organic investments and acquisitions to serve our global clients, including the expansion of our delivery model in multiple regions, including Asia-Pacific, Europe, North America and Central America, and developed a broader set of digital capabilities.
We believe our ability to help clients realize better business outcomes begins with the talented team members dedicated to supporting them. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do, driving team member engagement, retention and customer satisfaction.
Our delivery locations are strategically selected based on factors, such as access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. They are connected through a robust infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. As at March 31, 2025, we had over 78,000 team members in 64 delivery locations and global operations across 31 countries.
Today, our clients include companies across multiple verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare, and Banking, Financial Services and Insurance (BFSI), among others. Our relationship with TELUS, our largest client and controlling shareholder, is subject to a master services agreement for a term of ten years beginning in January 2021 and a minimum annual spend of $200 million, subject to adjustment in accordance with its terms. For more information, see “Item 7B—Related Party Transactions—Our Relationship with TELUS—Master Services Agreement” in our Annual Report.

Factors Affecting Our Performance and Related Trends
A comprehensive list of risk factors that may impact our business performance is included under section “Item 3D-Risk Factors” in our Annual Report. We believe that the key factors affecting our business and financial performance include:
Our Ability to Expand and Retain Existing Client Relationships and Attract New Clients
We have a diverse base of clients, including leaders and disruptors across the industry verticals we serve. Through our commitment to customer experience and innovation, we have been able to sustain long-term partnerships with many clients, often expanding our relationship through multiple service offerings that we provide through a number of delivery locations.
To grow our revenue, we seek to continue to increase the number and scope of service offerings we provide to our existing clients. In addition, our continued revenue growth will depend on our ability to win new clients, particularly given that a limited number of clients account for a significant portion of our revenue. We seek to partner with prospective clients that value premium digital and customer experience solutions and services.
Our ability to maintain and expand relationships with our clients, as well as to attract new clients, will depend on a number of factors, including: our ability to maintain a “customers-first” culture across our organization; our level of innovation, expertise and retention of team member talent; a consistently high level of service experience and our ability to implement effective practices, processes and technologies in support of that service level, as evidenced by, among others measures, the satisfaction ratings that our clients receive from their customers based on the services we provide; the technological advantages we offer; our positive reputation, as a result of our corporate social responsibility initiatives and otherwise; and changes in the legal and regulatory landscape in relation to the services we offer.
Our Ability to Attract and Retain Talent
As at March 31, 2025, we had over 78,000 team members located across 31 countries in various geographic regions, servicing clients in over 50 languages. In addition, our AI & data solutions service line is supported by a community of over one million crowdsourced contractors that are geographically dispersed across the globe.
Ensuring that our team members feel valued and engaged is integral to our performance, as our team members enable us to provide our unique, “customer-first” and caring culture to our clients’ customers, which has driven our strong client retention, higher satisfaction scores and overall better experience for our clients’ customers. This has, in part, been responsible for our growth and differentiation in the marketplace, enabling us to enhance our existing client relationships and build new ones. As a result, we make significant investments to attract, select, retain and develop talent across our product and service offerings. We have devoted, and will continue to devote, substantial resources to creating engaging, inspiring, world-class physical workplaces; recruiting; cultivating talent selection proficiencies and proprietary methods of performance measurement; growing employee engagement including rewards and development; supporting our corporate sustainability initiatives; and acquiring new talent and capabilities to meet our clients’ evolving needs. Our ability to attract and retain team member talent will depend on a number of factors, including our ability to: compete for talent with competitive service providers in the geographies in which we operate; provide innovative compensation packages and benefits to our team members; retain and integrate talent from our acquisitions; and meet or exceed evolving expectations related to corporate sustainability.
Impact of Government and Legislation
Recent political developments, particularly those in the United States, may result in changes to existing laws that would restrict or require disclosure of offshore outsourcing by our clients or impose new standards that negatively impact our operating results. Additionally, trade disputes may lead to unexpected operating difficulties in certain countries, including enhanced regulatory scrutiny and increased tariffs, which may increase the overall costs and negatively impact the economics of our business.
Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general natural, economic, market or political conditions, have subjected and could continue to subject the market price of our subordinate voting shares to price fluctuations regardless of our operating performance.

Impact of Legal Proceedings
Certain of our shareholders recently brought proposed class action lawsuits against us, and the magnitude of potential losses may remain uncertain for an extended period of time. These, and potential future lawsuits, may require significant resources to defend and may divert management's attention from our business. Such legal actions may harm our profitability and reputation and may result in unfavorable settlements. Additionally, negative public announcements during litigation may negatively impact our share price.
Impact of Inflation and Interest Rates
The global economy remains in a period of uncertainty with respect to inflation, interest rates and uncertain economic growth. Some regions may experience a recessionary period and we cannot predict where or how long such conditions may last or what their ultimate impact may be on our business. Global economic conditions may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients, increase the cost of borrowing and cause credit to become more limited, limit our ability to access financing or increase our cost of financing to meet liquidity needs or fund acquisitions, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, all of which could have a material adverse effect on our business, financial condition, financial performance and cash flows. Changes in the general level of economic activity, such as decreases in business and consumer spending, could result in pricing pressure on our services and a decrease or delay in demand for the products and services that our clients provide to their customers, and in turn, our clients’ demand for our own services. In addition, because the majority of our costs are fixed in the short-term, we may experience a temporary delay in our ability to immediately right-size our cost structure in response to lower client demand. During the three-month period ended March 31, 2025, certain of our clients continue to cut their costs, which resulted in reductions and delays in demand for our services, as well as delays in converting opportunities into spend commitments and pricing pressure, all of which reduced, and could continue to reduce, our revenues and profitability. We cannot predict the ultimate duration or scale of such demand reductions, delays and reduced growth from new clients, or the ultimate impact of these factors on our business. Continued reduction, pricing pressure or delay in demand from existing or potential clients could continue to reduce our revenue and profitability and factor into our decisions on workforce management.
Inflationary pressures have, and could continue to, drive up wage costs in many of the countries where we operate and we are not always able to, and may not be able to in the future, control such wage increases or pass them on to our clients in full or in significant part. In connection with potential future growth and inflation, as well as unexpected increases in the complexity of work, we may need to retrain team members or increase our team member compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of team members that our business requires, even if we are unable to increase the prices of our services. To the extent that we are not able to control or sufficiently share wage increases with our clients, wage increases may continue to reduce our margins and net cash flows.
Industry Trends
The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in “Item 4B—Business Overview” in our Annual Report.
Seasonality
Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, generally mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters, but this can vary if there are material changes to our clients operating environment, such as potential impacts of a recession and our clients’ response to those impacts, or material changes in the foreign currency rates that we operate in.

Foreign Currency Fluctuations
While our primary operating currency is the U.S. dollar, we are also party to revenue contracts denominated in the European euro and other currencies and a significant portion of our operating expenses are incurred in currencies other than the U.S. dollar. Movements in the exchange rates between the U.S. dollar and these other currencies have an impact on our financial results. The tables below outline revenue and expenses by currency and the percentage of each of the total revenue and operating expenses for each period.

	Three Months Ended March 31
	2025		2024
(millions except percentages)	Revenue	% of total	Revenue	% of total
U.S. dollar	$482	72%	$471	72%
European euro	137	20%	144	22%
Canadian dollar	37	6%	33	5%
Other	14	2%	9	1%
Total Revenue	$670	100%	$657	100%

	Three Months Ended March 31
	2025		2024
(millions except percentages)	Expenses	% of total	Expenses	% of total
U.S. dollar	$229	34%	$239	39%
European euro	105	16%	94	15%
Philippine peso	75	11%	76	12%
Canadian dollar	78	12%	59	10%
Other[1]	180	27%	151	24%
Total Operating Expenses	$667	100%	$619	100%
1.Includes currencies such as the Guatemalan quetzal, Bulgarian lev, Romanian leu, Indian rupee and Turkish lira, among others.
The following table presents information on the average foreign exchange rates between the U.S. dollars and the key currencies to which we have exposure:

	Three Months Ended March 31
	2025	2024
European euro to U.S. dollar	1.0527	1.0856
Philippine peso to U.S. dollar	0.0173	0.0179
Canadian dollar to U.S. dollar	0.6969	0.7417

Results of Operations

	Three Months Ended March 31
(millions, except per share amounts and percentages)	2025	2024	$ change		% change
Revenue	$670	$657	$13		2%
Operating Expenses
Salaries and benefits	444	416	28		7%
Goods and services purchased	129	116	13		11%
Share-based compensation	7	1	6		n/m
Acquisition, integration and other	6	7	(1)		(14)%
Depreciation	35	34	1		3%
Amortization of intangible assets	46	45	1		2%
	$667	$619	$48		8%
Operating Income	$3	$38	$(35)		(92)%
Changes in business combination-related provisions	—	(29)	29		(100)%
Interest expense	30	35	(5)		(14)%
Foreign exchange gain	(2)	(5)	3		(60)%
(Loss) Income before Income Taxes	(25)	37	(62)		n/m
Income taxes expense	—	9	(9)		(100)%
Net (Loss) Income	$(25)	$28	$(53)		n/m

Earnings (Loss) per Share
Basic (Loss) Earnings per Share	$(0.09)	$0.10	$(0.19)		n/m
Diluted (Loss) Earnings per Share	$(0.09)	$0.05	$(0.14)		n/m

Other financial information
Net (Loss) Income Margin	(3.7)%	4.3%	—	(8.0)	pp
Adjusted Net Income[1,2]	$17	$65	$(48)		(74)%
Adjusted Basic Earnings per Share[1,2]	$0.06	$0.24	$(0.18)		(75)%
Adjusted Diluted Earnings per Share[1,2,3]	$0.06	$0.22	$(0.16)		(73)%
Adjusted EBITDA[1,2]	$90	$153	$(63)		(41)%
Adjusted EBITDA Margin[1]	13.4%	23.3%	—	(9.9)	pp
Cash provided by operating activities	$69	$126	$(57)		(45)%
Free Cash Flow[1]	$41	$107	$(66)		(62)%
Gross Profit[1]	$143	$158	$(15)		(9)%
Gross Profit Margin[1]	21.3%	24.0%	—	(2.7)	pp
Adjusted Gross Profit[1]	$224	$237	$(13)		(5)%
Adjusted Gross Profit Margin[1]	33.4%	36.1%	—	(2.7)	pp
Notations used in MD&A: n/m – not meaningful; pp – percentage points.
1.Adjusted Net Income, Gross Profit, Adjusted Gross Profit, Adjusted EBITDA, and Free Cash Flow are non-GAAP financial measures. Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted EBITDA Margin, Gross Profit Margin and Adjusted Gross Profit Margin are non-GAAP ratios. These non-GAAP financial measures and ratios do not have a standardized meaning under IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. See section Non-GAAP Financial Measures and Non-GAAP Ratios for a reconciliation to the most directly comparable GAAP measure.
2.Adjusted Diluted Earnings per Share is calculated by dividing Adjusted Net Income by the weighted average number of diluted equity shares outstanding during the period. See section Non-GAAP Financial Measures and Non-GAAP Ratios for additional information.
Revenue
We earn revenue pursuant to contracts with our clients that generally take the form of a master services agreement (MSA), or other service contracts. MSAs, which are framework agreements with terms in our customer experience (CX) and trust, safety and security service contracts generally ranging from three to five years, with the vast majority having a term of three years, and for our digital solutions and AI & data solutions service lines, generally less than one year. These are supplemented by statements of work (SOWs) that identify the specific services to be provided and the related pricing for each service. There are a number of factors that impact the pricing of the services identified in each SOW or service contract, including, but not limited to, the nature and scope of services being provided, service levels and, under certain of our CX and trust, safety and security service MSAs, our ability to share, to a certain extent, our higher costs of services and foreign exchange risk arising from currency fluctuations. The majority of our revenue is earned based on a time and materials billing model. While we also generate revenue from fixed-fee contracts in our digital solutions service line, this represents a relatively small portion of our overall revenue mix, reflecting the limited scope and shorter-term nature of these arrangements.
Most of our contracts, other than with TELUS, do not commit our clients to a minimum annual spend or to specific volume of services. Although our CX and trust, safety and security client contracts generally provide for terms that range from three to five years, the arrangements may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients may also delay, postpone, cancel or reduce the volume of certain of the services we provide without canceling the whole contract. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements.
From period to period, the fluctuation in our revenue is primarily a function of changes to existing SOWs, new SOWs with existing clients, MSAs signed with new clients, and the impact of foreign exchange on non-U.S. dollar-denominated contracts. While we provide a discussion and analysis of our results of operations below, we are unable to quantify the effects of changes in price or volume in relation to our revenue growth. We do not track standard measures of a per-unit rate or volume, since our measures of price and volume are extremely complex. Each of our customers is unique, with varying needs and requirements that span our diverse services offerings, which is reflected in a customized services contract and pricing model that does not fit into standard comparability measurements. Revenue for our services is a function of the nature of each specific service to be provided as specified by each client, the jurisdiction where the service is to be performed, the skills required and/or the outcome sought, estimated costs to perform, contract terms and other factors.
Comparison of Three Months Ended March 31, 2025 and 2024. Our revenue increased by $13 million, or 2%, to $670 million during the three months ended March 31, 2025, which included an unfavorable foreign currency impact of approximately 1%, due to the lower average EUR:USD exchange rate associated with the strengthening U.S. dollar against the European euro during the current three-month period as compared to the same period in the prior year. The increase was primarily due to growth in services provided to existing clients, including TELUS and a leading social media client, among others, and new clients added since the same period in the prior year, partially offset by lower revenues from certain technology and eCommerce clients.
During the three-month periods ended March 31, 2025 and 2024, TELUS, our controlling shareholder and largest client, accounted for 26.6% and 24.3% of our consolidated revenue, respectively, while our second largest client, Google, accounted for 12.0% and 14.5% of our consolidated revenue, respectively.
We deliver tailored solutions to a diverse set of clients active in various verticals from our delivery locations around the world. However, these services are marketed, sold and delivered to clients in an integrated manner in order to provide a unified, seamless sales and delivery experience. Our chief operating decision maker reviews financial information presented on a consolidated basis for the purposes of evaluating financial performance and making resource allocation decisions. Accordingly, we report our results and manage our business as a single operating and reporting segment.

We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following table presents our earned revenue disaggregation for our five largest industry verticals:

	Three Months Ended March 31
(millions except percentages)	2025	2024	$ change	% change
Revenue by Industry Vertical
Tech and Games	$282	$278	$4	1%
Communications and Media	173	160	13	8%
eCommerce and FinTech	58	68	(10)	(15)%
Healthcare	50	49	1	2%
Banking, Financial Services and Insurance	40	36	4	11%
All others[1]	67	66	1	2%
Total	$670	$657	$13	2%
1.Includes, among others, travel and hospitality, energy and utilities, retail, and consumer packaged goods industry verticals.
During the three-month period ended March 31, 2025, compared to the same period in the prior year, revenue generated from the Tech and Games industry vertical increased 1% due to higher revenues from a leading social media client and certain other technology clients, partially offset by lower revenue from other clients within this industry vertical. Revenue generated from the Communications and Media industry vertical grew 8% due to higher revenue from TELUS, partially offset by lower service revenue from certain other telecommunication clients. Revenue generated from the eCommerce and FinTech industry vertical decreased 15% due to lower service volume demand from a large eCommerce client as well as other clients within this industry vertical. Increases in our Healthcare industry vertical were primarily due to additional services provided to the TELUS health segment. Banking, Financial Services and Insurance industry vertical increased 11% primarily due to growth from certain Canadian-based banks and smaller regional financial services firms in North America and a global financial institution client. Increases in all other verticals were due to higher service volume across various client accounts. The reported revenue growth rates for the three-month periods ended March 31, 2025, were not materially impacted by foreign currency exchange rate movements compared to the same period in the prior year.
We serve our clients, who are primarily domiciled in North America and Europe, from multiple delivery locations across various geographic regions. In addition, our AI & data solutions clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. During the three-month period ended March 31, 2025, changes in our revenue earned in Europe, North America, Asia-Pacific and Central America and others was primarily due to fluctuations in service volume demand from our clients in each of these regions. The table below presents the revenue generated in each geographic region, based on the location of our delivery centres or where the services were provided from, for the periods presented.

	Three Months Ended March 31
(millions except percentages)	2025	2024	$ change	% change
Revenue by Geographic Region
Europe	$203	$196	$7	4%
North America	184	188	(4)	(2)%
Asia-Pacific(1)	157	157	—	—%
Central America and others(1)	126	116	10	9%
Total	$670	$657	$13	2%
1.Effective for the first quarter of 2025, Asia-Pacific includes Africa, and Central America and others includes South America. Comparative information has been restated to conform with the current period presentation.

Salaries and benefits
The principal components of salaries and benefits expense include all compensation and benefits paid to our front-line and administrative employees, excluding share-based compensation, paid to our front-line and administrative employees.
Comparison of Three Months Ended March 31, 2025 and 2024. Salaries and benefits increased by $28 million, or 7%, to $444 million during the three months ended March 31, 2025, due to the higher average team member count resulting from the expansion in our service programs across our various regions, higher staffing levels in some geographies as well as higher team member training activity, investments in corporate initiatives including the expansion of our commercial sales team, and higher average salaries and wages. Salaries and benefits as a percentage of revenue increased to 66% in the current three-month period, compared to 63% in the comparative period. Total team member count was 78,424 at March 31, 2025, compared to 74,590 at March 31, 2024.
Goods and services purchased
Goods and services purchased include items such as software licensing costs that are required to support our operations, contracted labor costs, sales and marketing expenses associated with promoting and selling our services, compliance expenses such as legal and audit fees and business taxes, other IT expenditures, bad debt expenses and facility expenses.
Comparison of Three Months Ended March 31, 2025 and 2024. Goods and services purchased increased by $13 million, or 11%, to $129 million during the three months ended March 31, 2025. The increase was due to growth in our AI & data solutions service line, which incurred higher contractor costs through our crowdsourced enabled workforce, and increases in external contractor costs in our digital solutions service line associated with higher service volume, investments in corporate initiatives, such as operational effectiveness programs, and investments to develop and launch new products and services.
Share-based compensation
Share-based compensation relates to equity-settled restricted share unit awards and share option awards granted to employees, as well as equity-settled performance-based share-based compensation awards granted in relation to our acquisitions.
Comparison of Three Months Ended March 31, 2025 and 2024. Share-based compensation increased by $6 million to $7 million during the three months ended March 31, 2025, primarily due to the reversal of share-based compensation expense recognized on certain performance restricted share unit awards during the prior year’s comparative period arising from a downward revision of the estimated achievement of certain non-market performance conditions, and timing of award grants and associated expense recognition..
Acquisition, integration and other
Acquisition, integration and other is comprised primarily of costs related to our business acquisitions, including transaction costs and integration activities, which could vary from year to year depending on the volume, nature and complexity of the transactions completed in each fiscal year. We also, from time to time, incur costs associated with streamlining our operations, including ongoing and incremental efficiency initiatives, which may include personnel-related costs and rationalization of real estate. Other costs may also include external costs that are unusual in their nature or significance, such as adverse litigation judgments or regulatory decisions, and other costs that do not contribute normally to the earning of revenues.
Comparison of Three Months Ended March 31, 2025 and 2024. Acquisition, integration and other decreased by
$1 million to $6 million during the three months ended March 31, 2025, primarily due to lower personnel-related cost efficiency program and other costs.
Depreciation and amortization
Depreciation and amortization includes depreciation of property, plant and equipment and right-of-use lease assets as well as amortization expense for software and intangible assets recognized primarily in connection with acquisitions.
Comparison of Three Months Ended March 31, 2025 and 2024. Depreciation and amortization increased by $2 million to $81 million during the three months ended March 31, 2025, primarily due to higher depreciation and amortization associated with our investments in capital assets over the past 12 months, which were partially offset by timing of fully depreciated or amortized capital assets.

Changes in business combination-related provisions
Changes in business combination-related provisions reflect gains or losses recognized on the revaluation of provisions arising from our acquisitions, which includes our provisions for written put options recognized in connection with our acquisition of WillowTree.
Comparison of Three Months Ended March 31, 2025 and 2024. Changes in business combination-related provisions was $NIL during the three months ended March 31, 2025, compared to other income of $29 million in the comparative period, which arose due to a downward revision to our estimates of certain performance-based criteria associated with the WillowTree business, resulting in a reduction of our provisions for written put options.
Interest expense
Interest expense includes interest expense on short-term and long-term borrowings and on our lease liabilities, and interest accretion on our provisions for written put options.
Comparison of Three Months Ended March 31, 2025 and 2024. Interest expense decreased by $5 million to $30 million during the three months ended March 31, 2025, due to lower interest expense on our credit facilities resulting from lower average interest rates and debt levels.
Foreign exchange
Foreign exchange is comprised of gains and losses recognized on certain derivatives, as well as foreign exchange gains and losses recognized on the revaluation and settlement of foreign currency transactions. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk” in our Annual Report for a discussion of our hedging programs.
Comparison of Three Months Ended March 31, 2025 and 2024. Foreign exchange gain was $2 million during the three months ended March 31, 2025, compared to a gain of $5 million in the comparative period, reflecting the impact of changes in foreign exchange rates in the currencies in which we transact.
Income tax expense

	Three Months Ended March 31
(millions except percentages)	2025	2024
Income tax expense	$—	$9
Weighted average statutory income tax rate	34.7%	19.6%
Effective tax rate	—%	24.3%
Comparison of Three Months Ended March 31, 2025 and 2024. Income tax expense decreased by $9 million for the three months ended March 31, 2025, resulting in income tax expense of $NIL compared to $9 million in the comparative period. The effective tax rate, calculated as tax expense as a proportion of income before taxes, decreased from 24.3% to 0.0%. The decrease in the effective tax rate was primarily due to a change in income (loss) before taxes and income mix, relative to the comparative period.
Net (loss) income
Comparison of Three Months Ended March 31, 2025 and 2024. During the three months ended March 31, 2025, we generated a net loss of $25 million, compared to a net income of $28 million in the comparative period. The net loss was due to increase in operating expenses outpacing revenue growth and other income recognized in the comparative period arising from changes in business combination-related provisions that did not reoccur in the current period, partially offset by lower income taxes and interest expense. Net loss margin, calculated by dividing net loss by revenue for the period, was 3.7% for the three months ended March 31, 2025, compared to a net income margin of 4.3% in the prior year comparative period.

Non-GAAP Financial Measures and Non-GAAP Ratios
We regularly review the non-GAAP financial measures and non-GAAP ratios presented below to evaluate our operating performance and analyze underlying business results and trends. We use these non-GAAP financial measures and non-GAAP ratios to manage our business by establishing budgets and operational goals against these measures. We also use these non-GAAP financial measures to monitor compliance with debt covenants, which are based on the same or similar financial metrics, and manage our capital structure. We believe these non-GAAP financial measures and non-GAAP ratios provide investors with a consistent basis on which to evaluate our operating performance with our comparative period results, and additionally provide supplemental information to the financial measures and ratios that are calculated and presented in accordance with GAAP. A reconciliation for each non-GAAP financial measure to the nearest GAAP measure is provided below. These non-GAAP financial measures or non-GAAP ratios do not have any standardized meaning as prescribed by the IFRS Accounting Standards and therefore may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS, our controlling shareholder. Consequently, our non-GAAP measures and ratios should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure or ratio and our consolidated financial statements for the periods presented. The non-GAAP financial measures and non-GAAP ratios we present in this discussion should not be considered a substitute for, or superior to, financial measures or ratios determined or calculated in accordance with GAAP.
Adjusted Net Income, Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share.
Adjusted Net Income is a non-GAAP financial measure, and Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share (EPS) are non-GAAP ratios. We regularly monitor Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS as they provide a consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. The following items are excluded from Adjusted Net Income: acquisition, integration and other, amortization of purchased intangible assets, interest accretion on written put options, foreign exchange gains or losses, and the related tax-effect of these adjustments. Adjusted Basic EPS is calculated by dividing Adjusted Net Income by the basic total weighted average number of equity shares outstanding during the period. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the weighted average number of diluted equity shares outstanding during the period. Adjusted Basic EPS and Adjusted Diluted EPS are non-GAAP ratios used by management to assess the profitability of our business operations on a per share basis.

	Three Months Ended March 31
(millions, except per share amounts)	2025	2024
Net (loss) income	$(25)	$28
Add back (deduct):
Acquisition, integration and other[1]	6	7
Amortization of purchased intangible assets[2]	43	42
Interest accretion on written put options[3]	2	3
Foreign exchange gain[4]	(2)	(5)
Tax effect of the adjustments above	(7)	(10)
Adjusted Net Income	$17	$65
Adjusted Basic Earnings Per Share	$0.06	$0.24
Adjusted Diluted Earnings Per Share	$0.06	$0.22
1.Acquisition, integration and other is comprised primarily of business acquisition transaction costs, integration expenses associated with these acquisitions, costs associated with streamlining our operations, and other costs as applicable. These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
2.Amortization of purchased intangible assets primarily relate to the amortization of acquired customer relationships, brand and crowdsource assets. Amortization of these intangible assets is excluded as it is a non-cash expense derived from purchase price allocations that incorporate significant and subjective valuation assumptions and estimates that are not comparable to the timing and investment had these assets been developed internally. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.

3.Interest accretion on written put options arises from our acquisition of WillowTree, which is recorded at the present value of a future obligation, is non-cash in the period, and does not form part of the costs to conduct our ongoing operations.
4.Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macroeconomic conditions that are generally not reflective of our underlying business operations.
Comparison of Three Months Ended March 31, 2025 and 2024. Adjusted Net Income decreased $48 million, or 74%, during the three months ended March 31, 2025, primarily due to higher salaries and benefits, goods and services purchased, and share-based compensation expense, which were partially offset by higher revenues earned and lower income tax expense.
Gross Profit, Adjusted Gross Profit, Gross Profit Margin, and Adjusted Gross Profit Margin.
Gross Profit and Adjusted Gross Profit are non-GAAP financial measures, and Gross Profit Margin and Adjusted Gross Profit Margin are non-GAAP ratios. We regularly monitor these financial measures to assess how efficiently we are servicing our clients and to monitor the growth in our direct costs in comparison to growth in revenue. We calculate Gross Profit by deducting operating expenses net of indirect and administrative expenses from revenue. Indirect and administrative expenses are comprised of indirect salaries and benefits and goods and services purchased associated with our administrative and corporate employees, share-based compensation, and acquisition, integration and other. We calculate Adjusted Gross Profit by excluding depreciation and amortization charges from Gross Profit, because the timing of the underlying capital expenditures and other investing activities do not correlate directly with the revenue earned in a given reporting period. We calculate Gross Profit Margin by taking Gross Profit divided by revenue, and we calculate Adjusted Gross Profit Margin by taking Adjusted Gross Profit divided by revenue.

	Three Months Ended March 31
(millions, except percentages)	2025	2024
Revenue	$670	$657
Less: Operating expenses	(667)	(619)
Add back: Indirect and administrative expenses	140	120
Gross Profit	143	158
Add back: Depreciation and amortization	81	79
Adjusted Gross Profit	$224	$237
Gross Profit Margin	21.3%	24.0%
Adjusted Gross Profit Margin	33.4%	36.1%
Comparison of Three Months Ended March 31, 2025 and 2024. During the three months ended March 31, 2025, Gross Profit Margin and Adjusted Gross Profit Margin decreased to 21.3% compared to 24.0% in the comparative period. The decrease was primarily due to higher service delivery costs, including training costs for our team members due to elevated attrition levels and increased client task complexity, and higher average salaries and wages associated with our team members. These were partially offset by cost efficiency savings realized during the period.
Adjusted EBITDA and Adjusted EBITDA Margin.
Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA Margin is a non-GAAP ratio. We regularly monitor Adjusted EBITDA and Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers. Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Certain items are adjusted for the same reasons described above in Adjusted Net Income. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy. Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue.

	Three Months Ended March 31
(millions, except percentages)	2025	2024
Net (loss) income	$(25)	$28
Add back (deduct):
Acquisition, integration and other[1]	6	7
Depreciation and amortization	81	79
Interest expense	30	35
Foreign exchange gain[2]	(2)	(5)
Income tax expense	—	9
Adjusted EBITDA	$90	$153
Net (Loss) Income Margin	(3.7)%	4.3%
Adjusted EBITDA Margin	13.4%	23.3%
1.Acquisition, integration and other is comprised primarily of business acquisition transaction costs, integration expenses associated with these acquisitions, costs associated with streamlining our operations, and other costs as applicable. These costs do not form part of the costs to operate our ongoing operations, and may significantly fluctuate period-over-period depending on the size and timing of related acquisitions, and are not indicative of such costs in the future.
2.Foreign exchange gains or losses arise from fluctuations in foreign exchange rates of the currencies we transact in, which are driven by macroeconomic conditions that are generally not reflective of our underlying business operations.
Comparison of Three Months Ended March 31, 2025 and 2024. Adjusted EBITDA decreased by $63 million, or 41%, for the three months ended March 31, 2025, primarily due to the increases in salaries and benefits and goods and services purchased outpacing revenue growth, as well as other income generated in the prior year’s comparative period from changes in business combination-related provisions, and higher share-based compensation, all as described in further detail above.
Free Cash Flow.
Free Cash Flow is a non-GAAP financial measure. We calculate Free Cash Flow by deducting capital expenditures from cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities and lease liabilities, reinvest in our business, and to fund, in part, potential future acquisitions.

	Three Months Ended March 31
(millions)	2025	2024
Cash provided by operating activities	$69	$126
Less: capital expenditures	(28)	(19)
Free Cash Flow	$41	$107
Comparison of Three Months Ended March 31, 2025 and 2024. During the three months ended March 31, 2025, Cash provided by operating activities decreased $57 million, or 45%, and Free Cash Flow decreased $66 million, or 62%. The decrease was primarily due to increases in operating expenses outpacing revenue growth, higher capital expenditures and timing of certain large client payments.

Summary of Consolidated Quarterly Results and Trends
The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended March 31, 2025. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included in our Annual Report and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included in our Annual Report. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

(millions, except per share amounts)	2025 Q1	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2023 Q4	2023 Q3	2023 Q2
REVENUE	$670	$691	$658	$652	$657	$692	$663	$667

OPERATING EXPENSES
Salaries and benefits	444	436	423	426	416	406	403	427
Goods and services purchased	129	145	126	117	116	122	116	120
Share-based compensation	7	7	14	10	1	—	5	2
Acquisition, integration and other	6	13	16	9	7	7	11	21
Depreciation	35	40	35	35	34	39	36	33
Amortization of intangible assets	46	45	46	44	45	45	44	48
	667	686	660	641	619	619	615	651
OPERATING INCOME (LOSS)	3	5	(2)	11	38	73	48	16
OTHER EXPENSES (INCOME)
Changes in business combination-related provisions	—	—	—	(31)	(29)	(20)	—	—
Interest expense	30	32	35	36	35	37	38	36
Foreign exchange (gain) loss	(2)	(5)	1	5	(5)	4	(2)	(3)
(LOSS) INCOME BEFORE INCOME TAXES	(25)	(22)	(38)	1	37	52	12	(17)
Income tax expense (recovery)	—	32	(6)	4	9	14	3	(10)
NET (LOSS) INCOME	$(25)	$(54)	$(32)	$(3)	$28	$38	$9	$(7)
Basic (loss) earnings per share	$(0.09)	$(0.20)	$(0.12)	$(0.01)	$0.10	$0.14	$0.03	$(0.03)
Diluted (loss) earnings per share	$(0.09)	$(0.20)	$(0.12)	$(0.08)	$0.05	$0.10	$0.03	$(0.03)

 The historical trend over the past eight quarters in consolidated revenue reflects changes in service volume demand from our existing clients and services provided to new clients. During 2024 and the first three months of 2025, we observed a stabilization in service volume demand after experiencing a notable reduction which became more pronounced beginning in the second quarter of 2023, arising from some of our larger technology clients that was more significant than expected, particularly in Europe. At the same time, several of our key clients also began to reduce their costs, which resulted in delays and near-term reductions in spending commitments.
Salaries and benefits expense increased due to the expansion of our team member base to service stabilizing volumes and increased client complexity from both our existing and new clients, including those arising from our acquisition of WillowTree, higher average salaries and wages over time, and higher training costs due to elevated attrition levels. Beginning in the second quarter of 2023, these increases were partly offset by employee-related cost efficiency initiatives resulting in decreases in our team member count in response to the reduction in service volume demand from some of our clients, and a favorable mix of labor sourced from lower-cost jurisdictions.
Goods and services purchased reflect changes in external labor requirements to support the growth in our digital solutions service line, changes in our crowdsourced enabled workforce to support our AI & data solutions service line, increases in our software licensing costs associated with our growing team member base and increases in administrative expenses and facility costs to support overall business growth and acquisitions.
Share-based compensation fluctuates quarter-over-quarter, which generally reflects the timing of expense on awards granted in relation to our annual long-term incentive plan, which include performance-based share-based compensation awards that are impacted by changes in our estimates of the achievement of operating performance targets, and awards granted in relation to our acquisitions, which are impacted by changes in our estimates of acquired businesses’ performance targets.

Acquisition, integration and other costs fluctuates quarter-over-quarter, and are dependent on the size of business acquisitions and the timing of associated transaction and integration costs, as well as costs associated with streamlining our operations, including ongoing and incremental cost efficiency efforts, which may include personnel-related costs.
Depreciation and amortization have generally been steady as growth in capital assets to support the expansion of our delivery sites required to service customer demand have been offset by the timing of full depreciation or amortization of existing capital assets.
The trend in net (loss) income reflects the items noted above, as well as the relative mix of income and expenses among the geographic areas and the associated tax rates for the countries that we operate in. Net (loss) income is also impacted by interest expense incurred on our long-term debt, changes in business combination-related provisions arising from the revaluation of our written put options, and foreign exchange gains or losses. Historically, the trend in basic (loss) earnings per share and diluted (loss) earnings per share have been impacted by the same trends as net (loss) income.
Related Party Transactions
Recurring Transactions with TELUS
In 2021, we entered into an amended and restated TELUS MSA, which provides for a ten-year master services agreement and we also entered into a ten-year transition and shared services agreement with TELUS. Revenues earned pursuant to the TELUS MSA are recorded as revenue and fees incurred in connection with the shared services agreement for certain shared services provided to us are recorded as goods and services purchased.
The following table summarizes the transactions with TELUS and its subsidiaries:

	Three Months Ended March 31
(millions)	2025	2024
Revenue	$178	$160
Goods and services purchased	(7)	(5)
Total	$171	$155
Amounts Received from TELUS	$170	$174
Amounts Paid to TELUS	$4	$7
Amounts receivable from TELUS were $31 million and $47 million as at March 31, 2025 and March 31, 2024, respectively, and amounts payable to TELUS were $260 million and $179 million as at March 31, 2025 and March 31, 2024, respectively. We also participate in defined benefit pension plans that share risks between TELUS and its subsidiaries.
Liquidity and Capital Resources
Capital resources
As at March 31, 2025, we had $732 million (December 31, 2024 - $785 million) of available liquidity, comprised of cash and cash equivalents of $137 million (December 31, 2024 - $174 million), and available borrowings under our revolving credit facility of $595 million (December 31, 2024 - $611 million) (see Note 13(b)—Long-term debt—Credit facility in our condensed interim consolidated financial statements for the three months ended March 31, 2025 for additional details). Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and cash equivalents. We manage capital by monitoring the financial covenants prescribed in our credit facility. For additional information, see Note 13(b)—Long-term debt—Credit facility in our condensed interim consolidated financial statements for the three months ended March 31, 2025 for additional details.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics which may be used to replace existing debt, or pay down our debt balance with cash flows from operations. We believe that our financial objectives are supportive of our long-term strategy.
We monitor capital utilizing the financial covenants prescribed in our credit facility agreements. As at March 31, 2025, we were in compliance with all of our covenants including maintaining a net debt to EBITDA ratio as calculated in accordance with the credit facility of less than 3.75:1.00. For additional information, see Note 13(b)—Long-term debt—Credit facility in our condensed interim consolidated financial statements for the three months ended March 31, 2025.
The following table presents a summary of our cash flows and ending cash balances for the three-month periods ended March 31, 2025 and 2024:

	Three Months Ended March 31
(millions)	2025	2024
Cash provided by operating activities	$69	$126
Cash used in investing activities	(27)	(25)
Cash used in financing activities	(81)	(74)
Effect of exchange rate changes on cash	2	—
(Decrease) increase in cash position during the period	(37)	27
Cash and cash equivalents, beginning of period	174	127
Cash and cash equivalents, end of period	$137	$154
Operating activities
Comparison of Three Months Ended March 31, 2025 and 2024. During the three-month period ended March 31, 2025, we generated cash from operating activities of $69 million, a decrease of $57 million from the comparative period, primarily due to increases in operating expenses outpacing revenue growth.
Investing activities
Comparison of Three Months Ended March 31, 2025 and 2024. During the three-month period ended March 31, 2025, we used $27 million cash in investing activities, an increase of $2 million compared to $25 million in the comparative period, which was primarily due to higher investments in capital assets.
Financing activities
Comparison of Three Months Ended March 31, 2025 and 2024. During the three-month period ended March 31, 2025, we used $81 million of cash in financing activities, an increase of $7 million compared to $74 million in the comparative period, primarily due to higher net repayments on our credit facility, partially offset by lower cash interest paid.

Future Capital Requirements
We believe that our existing cash and cash equivalents combined with our expected cash flow from operations and liquidity available under our credit facilities will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months and we possess the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments in the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through equity or debt financing. If we raise funds through the issuance of additional debt, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all. See “Item 3D—Risk Factors—Risks Related to Our Business”. We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business.
Net Debt and Adjusted EBITDA, both as per our credit agreement, are non-GAAP financial measures used to calculate our leverage ratio debt covenant (Net Debt to Adjusted EBITDA Leverage Ratio, a non-GAAP ratio), as presented below. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. As of March 31, 2025, our Net Debt to Adjusted EBITDA Leverage Ratio was 3.4x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.
The following table presents a calculation of our Net Debt to Adjusted EBITDA Leverage Ratio as at March 31, 2025 and December 31, 2024:

As at (millions except for ratio)	March 31, 2025	December 31, 2024
Outstanding credit facility	$1,245	$1,284
Contingent facility utilization	7	7
Net derivative liabilities	—	2
Cash balance[1]	(137)	(150)
Net Debt as per credit agreement	$1,115	$1,143
Adjusted EBITDA (trailing 12 months)[2]	$418	$481
Adjustments required as per credit agreement	$(90)	$(124)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	3.4	3.2

1.Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, is $150 million.
2.Adjusted EBITDA is a non-GAAP financial measure, see section “—Non-GAAP Financial Measures and Non-GAAP Ratios” for more information.
Capital Expenditures

	Three Months Ended March 31
(millions)	2025	2024
Capital expenditures	$28	$19
Comparison of Three Months Ended March 31, 2025 and 2024. Capital expenditures increased by $9 million to $28 million during the three months ended March 31, 2025. The increase was primarily due to increased investments in site builds in Asia-Pacific, Africa and Europe, as well as increased investments in our digital solutions and AI & data solutions service lines.

Contractual Obligations
Our principal sources of liquidity are cash generated from operations, our available credit facility, and to a lesser extent, our cash and cash equivalents. For the three months ended March 31, 2025, our cash provided by operations was $69 million. As of March 31, 2025, available borrowings under the revolving credit facility of our amended credit facility were $595 million, and our cash and cash equivalents balance was $137 million.
Our primary uses of liquidity are cash used in our normal business operations such as employee compensation expense, goods and services purchased, and working capital requirements. In addition, we are required to meet the payment obligations under our credit facility and lease agreements. We expect that our cash flow from operations and our available cash and cash equivalents (including the revolving component of our credit facility) will be sufficient to meet our ongoing cash flow needs and operating requirements. The expected maturities of our undiscounted financial liabilities, excluding long-term-debt, do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, as at March 31, 2025 including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt		Currency swap agreement amounts to be exchanged
For each fiscal year ending December 31, (millions)	Non- interest bearing financial liabilities	Due to affiliated companies	Long-term debt, excluding leases	Leases	(Receive)	Pay	Total
2025 (remainder of year)	$354	$260	$108	$66	$(149)	$140	$779
2026	108	—	140	77	(52)	43	316
2027	79	—	136	62	(39)	32	270
2028	54	—	1,080	45	(342)	340	1,177
2029	—	—	—	38	—	—	38
Thereafter	—	—	—	56	—	—	56
Total	$595	$260	$1,464	$344	$(582)	$555	$2,636
Off-Balance Sheet Arrangements
We do not have any material obligations under guarantee contracts or other contractual arrangements other than as disclosed in Note 15—Contingent liabilities in the notes to our condensed interim consolidated financial statements for the three-month periods ended March 31, 2025, and Note 18—Contingent liabilities in the notes to our audited consolidated financial statements for the year ended December 31, 2024 included in our Annual Report. We have not entered into any transactions with unconsolidated entities where we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us, or engages in leasing, hedging, or research and development services with us.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25-basis-point change in interest rates on our variable-rate debt would cause an estimated impact in net income (loss) of approximately $3 million per year, based on the amounts outstanding as at March 31, 2025.

Foreign Currency Risk
Our condensed interim consolidated financial statements are reported in U.S. dollars but our international operating model exposes us to foreign currency exchange rate changes that could impact the translation of foreign denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The European euro is the foreign currency to which we currently have the largest exposure. The sensitivity analysis of our exposure to foreign currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The European euro, Canadian dollar and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations below.

	Net income (loss)		Other comprehensive income (loss)		Comprehensive income
Three months ended March 31,	2025	2024	2025	2024	2025	2024
Reasonably possible changes in market risks
10% change in US$: CDN$ exchange rate
US$ appreciates	$26	$13	$—	$—	$26	$13
US$ depreciates	$(26)	$(13)	$—	$—	$(26)	$(13)
10% change in US$: Euro exchange rate
US$ appreciates	$4	$8	$(58)	$(59)	$(54)	$(51)
US$ depreciates	$(4)	$(8)	$52	$59	$48	$51
10% change in US$: Philippine Peso exchange rate
US$ appreciates	$(4)	$(3)	$—	$—	$(4)	$(3)
US$ depreciates	$4	$3	$—	$—	$4	$3
We therefore face exchange rate risk through fluctuations in relative currency prices, which are unpredictable and costly to hedge. Appreciation of foreign currencies against the United States dollar will increase our cost of doing business and could adversely affect our business, financial condition or financial performance. Our foreign exchange risk management includes the use of swaps to manage the currency risk associated with European euro denominated inflows being used to service the United States dollar denominated debt, as well as foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments.
Changes in Internal Control over Financial Reporting
During the three-month periods ended March 31, 2025, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This discussion contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, result of operations and financial condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, including the non-occurrence of the risks and uncertainties that are described in the filings made with the SEC and the applicable Canadian securities regulators or other events occurring outside of our normal course of business, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those factors listed under “Risk Factors” in our Annual Report for the year ended December 31, 2024, filed with the SEC on EDGAR and with the Canadian securities regulators on SEDAR+.